Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

April 27, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 26, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from ClimateRock (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, one-half of one Redeemable Warrant and one right
Class A ordinary shares, par value $0.0001 per share
Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50
Rights, each entitling the holder to receive one-tenth (1/10) of one Class A ordinary share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi